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                              September 16, 2021

       Vladimir Tenev
       Chief Executive Officer
       Robinhood Markets, Inc.
       85 Willow Road
       Menlo Park, CA 94025

                                                        Re: Robinhood Markets,
Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            File No. 333-258474
                                                            Filed September 1,
2021

       Dear Mr. Tenev:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise the beginning of your summary disclosure to separately describe the increase in revenues attributed
to PFOF and transaction rebates, and to explain the substantial growth in transaction
rebates from cryptocurrency trading and its increasing importance to
                                                        Robinhood. Please make
corresponding revisions in your risk factor and MD&A
                                                        disclosure as
appropriate. Please also disclose here the regulatory uncertainty surrounding cryptocurrencies and
digital assets, the likelihood of additional regulatory and legislative action in this regard,
and the related risks to Robinhood   s business and financial condition,
                                                        and the impact of those
risks to investors.
 Vladimir Tenev
Robinhood Markets, Inc.
September 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Sandra
Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions you may have.



                                                           Sincerely,
FirstName LastNameVladimir Tenev
                                                           Division of
Corporation Finance
Comapany NameRobinhood Markets, Inc.
                                                           Office of Finance
September 16, 2021 Page 2
cc:       D. Scott Bennett
FirstName LastName